United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

December 2019

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F      ☒      Form 40-F      ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes      ☐      No      ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes      ☐      No      ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes      ☐      No      ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

2 Disclaimer

The roadmap for de-risking Vale 3 Discipline in capital allocation Stabilizing production and leveraging competitiveness Assuring dam safety and asset integrity Reparation of Brumadinho

Brumadinho reparation 4

Listening to those affected... Commission of Families sanitation company authorities ...drives our efforts towards reparation 5 Meetings with public Internal alignments on recorded demands Meeting with water and Meetings with affected communities Additional demands Meeting with the + Fire Fighters’ representatives Meetings with Public Prosecutors and other public authorities / entities Report to CEO and Executive Board Listening to impacted families (individual cases) Listening to families of missing people Conversations with impacted people Saturday Friday Thursday Monday Wednesday Tuesday A typical week

Vale is committed to the full and effective reparation of Brumadinho environment Click here to watch a video on environmental recovery 6 Restoring the Restoring the productive capacity of affected areas Economic and non-economic compensation Restoring the livelihood and dignity of those affected

We are restoring the livelihood and dignity of affected people 7 Emergency financial support Water supply Medical and psychological support

We are progressing with economic and non-economic compensation 25 signed agreements Note: As of November 29th, 2019. 8 ~US$ 1.6 billion in indemnifications and expenses in 2019 108,000 beneficiaries 2,300 beneficiaries 1,557 beneficiaries Other types Emergency Labor Individual / groups + 22 signed agreements 3 framework agreements for compensation

We are working to restore and develop socioeconomic capacity with… 9 Entities and governments Communities Individuals a better Vale Going beyond restoring Brumadinho to build with society 10 New pact Base Metals transformation Safety and operational excellence Maximize flight to quality in Iron Ore Discipline in capital allocation

Safety and Operational Excellence 11

Safety and Operational Excellence Executive Office composed of four technical teams 12 TailingsAssetOperationalHealth, Safety and IntegrityExcellenceOperational Risks

Our dogma: every accident is preventable 13 Strengthen our global maintenance structure VPS revised and relaunched Review Tailings Management System Cultural transformation Global risk assessment

14 informationflow governanceand Enhancedrisk Board of Directors ees Internal Audit Executive Board and Ombudsman Business Units Not exhaustive Executive Committee Board Committ

Committees es 15 informationflow governanceand Enhancedrisk After Brumadinho Board of Directors aordinary eesndent Internal Audit Executive Board and Operational RisksOmbudsman Strategic, Financial and Cyber Risks Compliance Riskse Geotechnical Risks Business Units Not exhaustive Executiv Committe Extr Indepe Board Committ

For tailings dam risk, Vale reinforced internal layers of defense and external sentinels 16 Auditors for Public Prosecutors Independent about 100 structures External audit Issuer of Declarations of Stability Conditions Internal layers of defense Internal audit and Ombudsman Independent Board Committee for Dam Safety Safety & Operational Excellence Office Business Units Geotechnical operations team Geotechnical support team

Vale is making progress with the de-characterization of 9 upstream dams Click here to watch a video on the decharacterization of 8B dam. 17

18 totailingsdams safeandsustainable alternatives Ourgoalistodevelop dry processing Ore processing method, % of total volume 20192023E 40%60%30% 70% Dry processingWet processing 81% ofproduction throughprocessing 32% of production throughprocessing Minas Gerais Northern System to reduce the reliance on tailings dams % Cauê, Conceição and Brucutu Dry stacking US$ 1.8 billion to be invested between 2020-2024 Main sites to operate with dry stacking: Dry concentration (New Steel) Capex of ~US$ 100 MM for 1.5 Mt of product per year, start-up in 2022 World's first industrial-scale dry magnetic fines concentration Ore processing and disposal method (2024E) Dry processing 16% Dry concentration 1% 69% Wet processing Dry stacking Conventional disposal method

21 companiesintheworld safestandmostreliablemining Valeiscommittedto becomingoneofthe

New pact with society 22

2030 commitments as previously announced contribution 23 Socioeconomic Health care, education and income generation Forest Recover and protect 100,000 ha of degraded land beyond our boundaries Water Reduce new water collection by 10% Energy 100% self-generation of clean energy in Brazil Climate change Reduce greenhouse gas emissions by 16%

2030 commitments reviewed for more ambitious goals contribution 24 Lead the transition to a carbon neutral mining Socioeconomic Health care, education and income generation Water Reduce new water collection by 10% ESG gaps Eliminate main ESG gaps in relation to best practices Climate change Reduce greenhouse gas emissions by 16% aligned with the Paris Agreement and be carbon neutral by 2050 Forest Recover and protect 100,000 ha 500,000 ha of degraded land beyond our boundaries Energy 100% self-generation of clean energy in Brazil globally

25 andtoinducethevaluechain becomecarbonneutral Vale’sambitionisto Where we are: Alignment with the Paris Agreement Carbon pricing USD 50/t Carbon neutrality in scope 1 and 2 by 2050 High grade Iron Ore, pellets Class I Nickel Where we are going: Scope 3 (shipping, steelmaking) target Metallics

2030 commitments reviewed for more ambitious goals

VALE

New targets

Climate change

Reduce greenhouse gas emissions ~~by 16%~~ aligned with the Paris Agreement and be carbon neutral by 2050

New targets

Energy

100% self-generation of clean energy ~~in Brazil~~ globally

Water

Reduce new water collection by 10%

New targets

Forest

Recover and protect ~~100,000 ha~~ 500,000 ha of degraded land beyond our boundaries

Socioeconomic contribution

Health care, education and income generation

New targets

ESG gaps

Eliminate main ESG gaps in relation to best practices

Lead the transition to a carbon neutral mining

24

1 When compared to wet processing. 27 Water total demand (in million m3) 2016 2017 2018 Recycle and reuseWithdrawal 219 195 198 1019 959 916 Dryprocessing reduces water consumption by93%1 Vale’swaterreuse represents 83%of total production demand to be restored and protected by 2030 28 +500,000 ha 1,018,405 ha already protected as a result of compensation measures, voluntary initiatives and partnerships

1984 29 iron ore mine in the world while mining the largest the Amazon forest protecting Vale: Native forest Degraded areas Vale’s operations Urban area Area protected by Vale

2017 30 iron ore mine in the world while mining the largest the Amazon forest protecting Vale: Native forest Degraded areas Vale’s operations Urban area Area protected by Vale

Positively impact society by becoming a development enabler Click here to watch a video 31 Going beyond taxes, social projects and reparation

32 Full plan disclosed in our new ESG Portal moresustainablecompany commitmentswill makeValea Delivering2030’s  New gender balance target Double female workforce by 2030, from 13% to 26%  ISO 14001 certification: for all operations by 2022  Audit Committee: To be established in 2020  Human Rights Policy revision Public consultation with the main stakeholders  Long term compensation linked to ESG From 100% based on TSR, to 80% TSR and 20% ESG metrics ESG gap analysis

New ESG Portal will increase transparency of our sustainability approach Click here to access the new ESG Portal

Business strategy 34

35 and breakeven cost levels return to 2018 volumes business also means De-risking in iron ore

Resumption of halted iron ore capacity is on track 36 Fábrica (expected to restart in 2020) Timbopeba (expected to restart in 2020) Vargem Grande complex Alegria Resumption of halted capacity, in Mt 2020E2021ETotal ~40 ~15 ~25 Brucutu

1 Including third party purchases, run-of-mine and feed for pelletizing plant. 2 Vale expects its iron ore and pellets sales range between 307-312 Mt in 2019. 37 value over volume approach market conditions and Production level relies on Iron ore production volumes1, in Mtpy 385375-395390-400 20182019E2020E2021E2022E sales2 onwards 340-355 307-312

Decrease of C1 will come with the resumption of halted operations and productivity gains 38 Note: FX BRL/USD of 4.00. C1 gains, US$/t 2019EResumptionProductivityOthers2024E of halted operations 15.0 13.0-13.5 0.1-0.2 0.6-0.8 1.0-1.2 C1 gains, US$/t 2019EResumptionProductivityOthers2024E of halted operations 15.0 13.0-13.5 0.1-0.2 0.6-0.8 1.0-1.2

Scrubber strategy and new generation of vessels offset freight costs increase capacity of Valemax 2G and Guaibamax adjustment 1 Guaibamax 2 1 Based on HSFO of US$ 376/t in 2019 and US$ US$ 368/t in 2024 and LSFO of US$ 575/t in 2019 and US$ 537/t in 2024. 2 Based on ~82 Mt new shipping capacity for Valemax 2G and Guaibamax. 39 Additional 82Mt of new shipping by 2022 Freight cost, US$/t Freight Maritime Scrubbers Valemax Other Freight cost 2019E diesel 2G and initiatives cost 2024E 18.0 16.3 1.1 1.9 1.7 76% of contracted fleet with scrubbers installed by end of 2020 and 95% by end of 2022

Premiums recovery will occur when market returns to equilibrium What happened in 2019? disruption of steel margins, high quality 40 Coking coal, in $/t 250 150 200 100 Entrance of concentrate with high cost Reduction squeezing iron ore premiums Steel prices decline due to economic growth concerns IO supply increased steel raw materials costs 65% Fe Index vs 62% Fe Index 0 50 100 150 Steel margins, in $/t 17 13 10 7 19 15 12 9 20 16 13 11 22 18 15 12

Vale’s competitiveness will return to 2018 levels 41 Note: Considers FX BRL/USD of 4.00 and bunker prices between US$ 430/t and US$ 460/t. EBITDA breakeven, US$/t 20182019ENext years 37.0 28.5 28-30 EBITDA breakeven, US$/t 20182019ENext years 37.0 28.5 28-30

42 greener future development towards a supports global High quality iron ore

Premium products reduce emissions in steelmaking and fulfill regional needs 43 Pellets Essential to increase productivity and reduce emissions GF88 Great solution for the growth of pellet production in China Global reference for high grade sinter feed IOCJ 9% of Vale’s scope 3 is avoided by premium portfolio >85% share of high quality products in portfolio BRBF Consolidated product as base load of Asian steel mills

But we are looking beyond for a greener portfolio in the long term furnace reduction new markets and regions 1 Tested in industrial scale and proved by Tecnored technology. 2 To be tested by Tecnored technology. Source: IPCC, Material Economics and Vale analysis. 44 Introducing HBI and “Green” Pig Iron could... ...be an alternative for clients to achieve CO2 reduction goals ...be an opportunity to explore ...lever Vale’s competitive advantages CO2e intensity, t CO2e/t of product Blast Direct Tecnored Coking Natural Thermal 50% 100% coal gas coal 1biomass 1biomass 2 2.0 2.0 1.0 0.9 0.0

Nickel has a key role in an EV and renewable energy driven world 45

Future EVs demand is unfolding new market dynamics redirected towards nickel 46 Overall tightening of supply/demand across all three markets Stainless steel Laterite ores will be sulfate for batteries Class 1 products Oversupply will shrink as Class 1 products shift to supply the battery market Batteries

The effect on our product portfolio is a new commercial strategy presence in stainless steel globally products 47 Maintain product portfolio optionality for the upcoming surge in EV battery demand To protect and recover market share in the high value segments Reduce exposure to intermediate Intermediates Increase presence in niche markets Lower Class 1 Benefit from prices and maintain Class 2 Recover market share in a tightening scenario Upper Class 1

Base Metals will generate robust cash flow after 2022 48 Growth optionality through Indonesian JVs Nickel hedging strategy to guarantee stability of cashflow in a period of heavier investments Investments in replacement projects in the short term: VBME and Copper Cliff Mine

Our divestment in PTVI will be completed in two stages Contract of Work completed in the 49 Extension of the beyond 2025 First divestment to be following months Second divestment in the longer term Indonesian 20.0% SMM31.0% 36.5% ale 2nd divestment – longer term PT Inalum Indonesian 20.0% 20.0% SMM15.2% 44.8% ale 1st divestment – short term PTVI shareholding structure Indonesian 20.5% 59.3% Vale SMM20.2% Today

Indonesian projects self-funded through partnerships and JVs 50 Pomalaa, South East Sulawesi New RKEF line to produce 10 ktpy FeNi SorowakoImprovement in the smelter plant 100% mine and plant ownership Bahodopi, Central Sulawesi Sorowako, South Sulawesi 40 ktpy battery-suitable nickel HPAL Pomalaa100% mine ownership 25% plant ownership through JV 70 ktpy of FeNi Bahodopi100% mine ownership 49% plant ownership through JV

Focus on nickel production reliability in the short term with optionality for the future with increases of production 1 Considers full equity in PTVI and associates for Pomalaa and Bahodopi projects. 51 PTVI mine operation with Sorowako and JVs in Pomalaa and Bahodopi Short time response to increase volumes Focus on preventive maintenance and higher asset reliability 360kt1 in Asia-Pacific operations 210kt current production rate 240kt with improvements in the North Atlantic and restart of Onça Puma 2nd Furnace

Copper is core to the urban infrastructure of a developing world It electrifies our vehicles, renews our energy, cleans our air, advances our medicine, lowers CO2 emissions, and is part of mobile phones and technologies that keep us connected with each another 52

Vale has the potential to increase its copper production 53 Copper production, in ktVictor (30 ktpy), Alemão (60 ktpy) and Hu’u (250 ktpy) Salobo 3 start-up 2020E 2021E 2022E 2023E 480 460 430 400

Capital allocation 54

Production is set to grow 10% to 30% from 2019 to 2022 in our core business premium products 55 Increase to 460 kt Potential price increase Bonus: Salobo III gold stream Increase to 240 kt Market share increase for Potential price increase Production capacity restored to 390-400Mtpy C1 cost and freight reduction Back to 2018 EBITDA breakeven Copper Nickel Iron Ore

Investments in filtration and dry stacking will be brought forward 4.5 1 Average 2022-2024. 56 Investments, in US$ billion 5.05.0 2020E2021ENext years 1 (average) Sustaining (includes replacement)Growth 4.1 4.1 0.9 0.9 Investments, in US$ billion 5.05.0 4.5 2020E2021ENext years 1 (average) Sustaining (includes replacement)Growth 4.1 4.1 0.9 0.9

Other assets are under evaluation... ...as we move towards a leaner portfolio exit 57 Coordinated Analyzing different scenarios Strong action for a sustainable ramp-up Steel JVs and others VNC Moatize ore bodies Higher yield 1 Starting in March, 2020. 58 15 Mtpy run rate expected in 2H20 Maximize coking coal mix (~60%) + lower stripping ratio Decrease in life of mine New operational flowsheet Priorization of better-quality 3-month maintenance1 In Moatize, a short-term shock will lead to strong gains in near term cash flows New mining plan New plant strategy

We are working on different scenarios for exiting VNC improve short-term cash flow • Nickel hydroxide cake is becoming increasingly demanded by battery nickel 59 Additionally, we are analyzing operational and commercial alternatives to • Significant simplification of operational flowsheet sulfate makers All options are on the table Final decision will be taken in 2020

Cash flow drags decline Others 300 - 50 550 200 - - - MBR (dividends) 400 160 500 900 Samarco1 900 - 180 500 Stoppage expenses 1,100 - 500 680 Moatize and VNC US$ million 2019E2020E2021E2022E

US$ million 1 Expenses with reparation and decharacterization projects. 61 Total Disbursements1 2019E2020E2021E2022E2023-2031E 75% of Brumadinho’s disbursements are expected to be made by 2022

Cash flow generation tends to be robust in any price scenario EBITDA Free cash flow ~15.5 ~16.0 ~16.5 ~7.0 ~7.5 ~8.0 ~19.0 ~19.5 ~20.0 ~10.0 ~10.5 ~11.0 ~22.5 ~23.0 ~23.5 ~13.0 ~13.5 ~14.0 Note: BRL/USD exchange rate of 4.00 in 2022. 1 The 2022 Free cash flow estimated does not consider dividends, buybacks and bolt-on acquisitions. It considers the inflow of US$ 0.7 billion derived from the Salobo III gold stream completion in 2022. 62

US$ billion 15.5 19.5 23.5 We are in a solid deliver EBITDA 2022 position to 6.0x 93 117 141 significant shareholder 10 Net debt return FCF 2020 - 2022 (accumulated) 17 26 36 Potential shareholder return p.a.1 (%) 14 - 17 25 - 29 35 - 39 Note: EBITDA and Free cash flow as per scenarios from previous slide. BRL/USD exchange rate of 3.92 in 2019 (average) and 4.00 between 2020 and 2022. 1 Total shareholder return per annum measured as the gain between the market cap on November 20th, 2019 and the market cap in 2020 increased by the free cash flow accumulated between 2020 and 2022 (includes 2019 cash surplus of ~US$ 6 billion and US$ 0.7 billion of Salobo III gold stream inflow in 2022). 63 119 - 131 97 - 107 75 - 83 Market cap EV multiple 129 107 85 5.5x

The roadmap for de-risking Vale 64 Discipline in capital allocation Stabilizing production and leveraging competitiveness Assuring dam safety and asset integrity Reparation of Brumadinho

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: December 02, 2019		Director of Investor Relations